UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2014

Commission File Number: 001-35990

Prosensa Holding N.V.

J.H. Oortweg 21
2333 CH Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Annual General Meeting Results

On June 17, 2014, Prosensa Holding N.V. (“Prosensa” or the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 3: Adoption of the annual accounts over 2013.

Prosensa shareholders approved the adoption of the annual accounts over 2013.

Agenda item 4: Appropriation of the net results over 2013.

Prosensa shareholders approved the adoption of the net results over 2013.

Agenda item 5: Discharge of the managing directors for their management during the financial year 2013.

Prosensa shareholders approved the discharge of the managing directors for their management during the financial year 2013.

Agenda item 6: Discharge of the supervisory directors for their supervision during the financial year 2013.

Prosensa shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2013.

Agenda item 7: Appointment of the auditor for the financial year 2014.

Prosensa shareholders approved the appointment of the auditor for the financial year 2014.

Agenda item 8: Appointment of a new supervisory director: Mr. Michael Wyzga.

Prosensa shareholders approved the appointment of a new supervisory director: Mr. Michael Wyzga.

Agenda item 9: Remuneration of the Supervisory Board.

Prosensa shareholders approved the remuneration of the Supervisory Board.

Agenda item 10.1: Share buyback ordinary shares.

Prosensa shareholders approved the resolution permitting a share buyback of ordinary shares.

Agenda item 10.2: Share buyback preferred shares.

Prosensa shareholders approved the resolution permitting a share buyback of preferred shares.

Resignation of Supervisory Director

On June 17, 2014, Patrick van Beneden resigned from the Supervisory Board of the Company effective at the close of the Annual General Meeting of Shareholders. Mr. van Beneden’s resignation did not result from any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prosensa Holding N.V.

By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer
Date: June 20, 2014
By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer